AM 3/11/03

03012139

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003

SEC FILE NUMBER
8-42966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIRIGO INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 HIGH STREET
(No. and Street)

ELLSWORTH	MAINE	04605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. SCOTT HAYS (207) 667-9963
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

BARRY, DUNN, MCNEIL & PARKER (207) 942-1600
(Name – *if individual, state last, first, middle name*)

36 PLEASANT STREET	BANGOR	MAINE	04401-6494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. SCOTT HAYS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIRIGO INVESTMENTS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SONYA MOON
Notary Public, Maine
My Commission Expires 05/03/07

Scott Hays 2/26/03
Signature and Date

PRESIDENT
Title

Sonya Moon
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRIGO INVESTMENTS, INC.

December 31, 2002

Table of Contents

BERRY.DUNN.MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Dirigo Investments, Inc.

We have audited the accompanying statement of financial condition of Dirigo Investments, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dirigo Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 1, the Company changed its method of accounting for goodwill in 2002.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 7, 2003

DIRIGO INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2002

ASSETS

Cash	$ 187,834
Money market funds on deposit with clearing broker	28,110
Money market funds, other	23,772
Total cash and cash equivalents	239,716
Receivable from clearing broker	27,474
Income tax receivable	272,882
Deferred tax asset	116,000
Furniture and equipment, at cost, net of accumulated depreciation of $26,259	47,412
Securities owned, not readily marketable, at estimated fair value	29,300
Other assets	52,112
Goodwill	375,000
Total assets	$ 1,159,896

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to clearing broker	$ 13,584
Other accounts payable and accrued expenses	83,327
	96,911
Commitments	
Subordinated borrowing	100,000
Stockholder's equity	
Common stock of no par value; authorized 100 shares, issued 100 shares	50,000
Additional paid-in capital	2,108,218
Accumulated deficit	(1,170,233)
	987,985
Less cost of treasury stock, 50 shares	(25,000)
Total stockholder's equity	962,985
Total liabilities and stockholder's equity	$ 1,159,896

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Operations

Year Ended December 31, 2002

Revenues	
Commissions	$ 384,057
Income from insurance products	53,630
Interest	20,636
Other	5,282
Total revenues	463,605
Expenses	
Employee compensation and benefits	577,367
Transaction clearing charges	91,815
Communications and data processing	105,836
General office and operating expenses	356,362
Depreciation and amortization	13,954
Interest	9,978
Total expense	1,155,312
Loss before income tax benefit and cumulative effect of change in accounting principle	(691,707)
Income tax benefit	235,181
Loss before cumulative effect of change in accounting	(456,526)
Cumulative effect of change in accounting for goodwill, net of tax of $127,500	247,500
Net loss	$ (704,026)

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

	Common Stock				Treasury Stock		
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Shares	Amount	Total
Balance, December 31, 2001	100	$ 50,000	$ 1,354,119	$ (466,207)	50	$ (25,000)	$ 912,912
Net loss	-	-	-	(704,026)	-	-	(704,026)
Capital contributions	-	-	754,099	-	-	-	754,099
Balance, December 31, 2002	100	$ 50,000	$ 2,108,218	$ (1,170,233)	50	$ (25,000)	$ 962,985

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2002

Subordinated borrowing at December 31, 2001	$100,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowing at December 31, 2002	$100,000

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (704,026)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	13,954
Cumulative effect of change in accounting for goodwill	375,000
(Increase) decrease in	
Due from clearing brokers	35,180
Income tax receivable and deferred tax asset	(281,651)
Other assets	(14,435)
Increase (decrease) in	
Payable to clearing broker	(2,265)
Accounts payable and accrued expenses	35,219
Net cash used by operating activities	(543,024)
Cash flows from financing activities	
Capital contributions	720,000
Net increase in cash and cash equivalents	176,976
Cash and cash equivalents, beginning of year	62,740
Cash and cash equivalents, end of year	$ 239,716
Supplemental cash flows disclosures:	
Non-cash capital contributions from Parent	$ 34,099

The accompanying notes are an integral part of these financial statements.

DIRIGO INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2002

Nature of Business

The Company, a Maine registered investment advisor, is a wholly-owned subsidiary of BTI Financial Group, Inc. (Parent). BTI Financial Group, Inc. is a wholly-owned subsidiary of Bar Harbor Bankshares. The Company is primarily engaged in the business of executing securities transactions as a discount broker for clients. The Company is an introducing broker; therefore, its customer accounts are held and maintained by an independent clearing broker. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investors Protection Corporation). The Company's offices are located in Ellsworth and Bangor, Maine.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant risk with respect to these accounts.

1. Summary of Significant Accounting Policies

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Revenues

Securities transactions and commission revenues are reported on the trade date, as if they had settled.

Goodwill

The Company has goodwill with a carrying amount of $375,000 as of December 31, 2002. Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002, amortization of goodwill was discontinued and the goodwill is now evaluated for impairment. Prior to the adoption of SFAS No. 142, goodwill was amortized using the straight-line method over ten to fifteen years.

During the first half of 2002, the Company completed implementation of SFAS No. 142, which requires most goodwill to be tested for impairment at least annually, rather than amortized over a period of time. The Company estimated the value of goodwill utilizing several standard valuation techniques, including discounted cash flow analysis, as well as an estimation of the impact of current business conditions on the long-term value of the goodwill. Management and the Board of Directors determined the impact of the overall deterioration of the stock and bond markets on investor activities within its target market area had negatively impacted the value of the Company's goodwill balance

related to the acquisition of Dirigo Investments, Inc. by Parent. This resulted in an estimation of impairment of $375,000, which equates to $247,500 net of tax.

Furniture and Equipment

Furniture and equipment is depreciated by the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Bar Harbor Bankshares. Income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax liability or benefit calculated is either remitted to or received from Bar Harbor Bankshares. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset of $116,000 is a result of temporary differences related to accounting for goodwill .

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days, including funds on deposit with its clearing broker, that are not held for sale in the ordinary course of business.

2. Money Market Funds on Deposit with Clearing Broker

The Company is required by contract to maintain a minimum deposit of $25,000 with the independent clearing broker that holds and maintains its customer accounts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $170,279 which was $120,279 in excess of its required net capital of $50,000. The Company's net capital ratio was .57 to 1.

4. Related Party Transactions

The Company is part of a group affiliated through common ownership and shares certain operating expenses with the other members of the group. Transactions with these related parties for the year ended December 31, 2002 include commissions income received from trades on behalf of clients of affiliates of $70,537 and expenses paid to Parent of $90,690 for occupancy and administrative costs.

The Company has an unsecured subordinated loan agreement (qualifying as regulatory capital) with the Parent of the Company totaling $100,000. The loan, which is subordinated to claims of general creditors, matures on February 6, 2003 and interest only is payable at 10% per year. The proceeds of the subordinated note payable are available to the Company in computing its net capital under the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (rule 15c3-1). To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Cash paid for interest was $9,978 for the year ended December 31, 2002.

The Company maintains cash in accounts with Bar Harbor Banking and Trust Company, an affiliate, for operating and minimum net capital requirements, which totaled $109,945 at December 31, 2002.

5. Retirement Plan

The Company is covered by the Bar Harbor Bankshares 401(k) plan. The plan covers all qualified employees who have met eligibility requirements. The employees may contribute up to 50% of their compensation and the Company matches 50% of the first 3% of compensation and 25% of the next 3% of compensation. Additionally, a discretionary contribution determined by Bar Harbor Bankshares may be made, which was 4% of salaries in 2002. Matching and discretionary contributions made by the Company were $23,874 for the year ended December 31, 2002.

6. Leases

The Company leases office space under a noncancelable operating lease expiring in 2005. The following is a schedule of future minimum lease payments required under the lease:

2003	$ 38,445
2004	38,445
2005	9,932
Total	$ 86,822

Rent expense under the lease agreement totaled $27,523 for 2002.

DIRIGO INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2002

7. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables from and payables to clearing brokers, accounts payable and the subordinated borrowing. The carrying values of all instruments approximate their fair values.

DIRIGO INVESTMENTS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital	
Stockholder's equity	$ 962,985
Add: Subordinated borrowing	100,000
Deduct:	
Income tax receivable and deferred tax asset	(388,882)
Furniture and equipment, net	(47,412)
Securities owned, not readily marketable	(29,300)
Other assets	(52,112)
Goodwill	(375,000)
Net capital	$ 170,279
Aggregate indebtedness	
Payable to clearing broker	$ 13,584
Accounts payable and accrued expenses	83,327
Total aggregate indebtedness	$ 96,911
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess net capital	120,279
Total net capital	$ 170,279
Ratio: Aggregate indebtedness to net capital	.57 to 1

Note: A reconciliation to the Company's Part II (unaudited) FOCUS report is not included, as the difference is not material.

Schedule II

DIRIGO INVESTMENTS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The provisions of this rule are not applicable to Dirigo Investments, Inc. pursuant to rule 15c3-3 paragraph (k)(2)(ii). Dirigo Investments, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker.

Schedule III

DIRIGO INVESTMENTS, INC.

Information Relating To Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The provisions of this rule are not applicable to Dirigo Investments, Inc. pursuant to rule 15c3-3 paragraph (k)(2)(ii). Dirigo Investments, Inc. is an introducing broker/dealer, which clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker.

BERRY.DUNN.MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Stockholder
Dirigo Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Dirigo Investments, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PORTLAND, ME · BANGOR, ME · LEBANON, NH · MANCHESTER, NH
WWW.BDMP.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 7, 2003